Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES FIRST QUARTER, 2012 RESULTS, SIGNIFICANT PROGRESS AT LINDBERGH AND MAILING RE: NAL ACQUISITION

CALGARY, Alberta – May 2, 2012 – Pengrowth Energy Corporation is pleased to report its unaudited financial and operating results for the three months ended March 31, 2012. All figures are in Canadian dollars unless otherwise stated.

“It’s been an exciting quarter for Pengrowth, with strong operational results and several strategic accomplishments,” said Derek Evans, Pengrowth’s President and Chief Executive Officer. “The injection of first steam at Lindbergh was an important milestone, as was entering into an Arrangement Agreement with NAL, which should give Pengrowth the scale to develop Lindbergh and future projects that offer long life, low decline production.”

Highlights

•
In early February 2012, Pengrowth injected first steam at the Lindbergh SAGD pilot project, on time and on budget. Lindbergh SAGD pilot results will be monitored over the coming months, with the objective of having GLJ Petroleum Consultants Ltd (GLJ) provide a reserves update prior to the end of 2012.

•
On March 23, 2012, Pengrowth announced a business combination with NAL Energy Corporation (NAL), resulting in a combined entity with current production in excess of 100,000 barrels of oil equivalent per day (boepd) and 434 million boe of proved plus probable reserves pro forma as of December 31, 2011.

•	Total production during the first quarter was 75,618 boepd, a three percent increase from first quarter 2011 production of 73,634 boepd.

•
Pengrowth maintained financial flexibility through prudent capital spending, hedging and deployment of the Dividend Reinvestment Programs (DRIP). Pengrowth’s long term debt increased $36 million from December 31, 2011, while the company funded $154 million in capital spending and paid $44 million in cash dividends net of its DRIP. Pengrowth is making progress on the divestiture of non-core assets, which management expects will increase liquidity in the future.

•
Mr. David Allen, Vice President, Exploration and Mr. Fred Kerr, Vice President, Investor Relations recently joined Pengrowth. Both bring years of experience in their areas of expertise and augment the depth of Pengrowth’s leadership team.

Summary of Operating and Financial Results1

	Three months ended
(monetary amounts in millions, except per share and per boe amounts or as otherwise stated)	Mar 31, 2012	Dec 31, 2011	% Change	Mar 31, 2011	% Change
CASH FLOW
Funds flow from operations	$113.6	$171.1	(34)	$146.8	(23)
Funds flow from operations per share	$0.31	$0.50	(38)	$0.45	(31)

Oil and gas sales (2) (3)	$328.5	$389.2	(16)	$340.9	(4)
Oil and gas sales per boe	$47.73	$55.17	(13)	$51.45	(7)

Operating expense	$95.5	$99.7	(4)	$91.5	4
Operating expense per boe	$13.88	$14.13	(2)	$13.81	1

Royalty expense	$77.9	$72.3	8	$60.4	29
Royalty expense per boe	$11.32	$10.25	10	$9.11	24
Royalty expense as a percent of sales	24%	19%		18%

Cash G&A expense	$16.4	$16.3	1	$17.7	(7)
Cash G&A expense per boe	$2.39	$2.31	3	$2.67	(10)

Capital expenditures	$153.7	$142.1	8	$140.7	9
Capital expenditures per share	$0.42	$0.41	2	$0.43	(2)
Capital expenditures including net acquisitions	$178.8	$132.6	35	$142.1	26
Capital expenditures including net acquisitions per share	$0.49	$0.38	30	$0.44	11

Dividends paid	$75.8	$71.4	6	$68.2	11
Dividends paid per share	$0.21	$0.21	-	$0.21	-

Number of shares outstanding at period end (000's)	364,471	360,282	1	327,070	11
Weighted average number of shares outstanding (000's)	361,966	345,163	5	326,373	11
STATEMENT OF INCOME (LOSS)
Adjusted Net (Loss) Income	$(5.4)	$22.3	(124)	$35.9	(115)

Net income (loss)	$0.7	$(9.0)	108	$5.4	(87)
Net income (loss) per share	-	$(0.03)	100	$0.02	(100)
LONG TERM DEBT (4)
Long term debt	$1,044.0	$1,007.7	4	$1,109.2	(6)
PRODUCTION
Average daily production (boe)	75,618	76,691	(1)	73,634	3
CONTRIBUTION BASED ON OPERATING NETBACKS
Light oil	61%	54%		49%
Heavy oil	16%	14%		12%
Natural gas liquids	21%	20%		19%
Natural gas	2%	12%		20%

(1)
Actual results for the first quarter and the prior quarters do not include impacts from the proposed arrangement betw een Pengrow th and NAL Energy Corporation. The Arrangement is expected to close on May 31, 2012.

(2)	Prior periods restated to conform to presentation in the current period.
(3)	Includes the impact of realized commodity risk management contracts.
(4)	As at period end.

Pengrowth’s unaudited financial statements for the three months ended March 31, 2012 and related Management’s Discussion and Analysis can be viewed on Pengrowth’s website at www.pengrowth.com, and have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Production

Daily production for the first quarter averaged 75,618 boepd, an increase of approximately three percent compared to an average of 73,634 boepd in the first quarter of 2011 and a one percent decrease compared to 76,691 boepd in the fourth quarter of 2011. The increase in production year-over-year is mostly attributable to production volumes associated with development activities and the absence of production outages that resulted from the pipeline rupture at the Swan Hills gas gathering system, in January, 2011. The one percent decrease in production volumes from the fourth quarter 2011 is primarily due to natural declines, partially offset by increased volumes from minor property acquisitions.

Without adjusting for the closing of the NAL transaction, Pengrowth’s full year 2012 production remains on track with prior guidance of between 74,500 and 76,500 boepd and exit 2012 production of approximately 78,000 boepd.

Development Activities

In the first quarter, Pengrowth’s total capital spending, excluding acquisitions totalled $153.7 million versus $140.7 million in the first quarter of 2011 and $142.1 million in the fourth quarter of 2011. Approximately 80 percent of the capital was spent on drilling, completions and facilities, with Pengrowth participating in the drilling of 68 (37.5 net) wells. Spending in the first quarter was primarily focused on the Swan Hills trend, with additional capital allocated to development activities at Lindbergh and Olds.

Swan Hills Trend

With a net estimated 2.3 billion barrels of 42° API original oil in place in the Beaverhill Lake formation (Energy Resources Conservation Board estimate), the Swan Hills Trend is the most significant conventional oil resource area in Pengrowth’s portfolio. This extensive, carbonate oil reservoir provides Pengrowth with significant opportunities to develop its operated interests in the Judy Creek, Carson Creek, House Mountain, Deer Mountain and Virginia Hills areas.

Pengrowth spent approximately $63 million of development capital on drilling and completion activities in Swan Hills during the first quarter of 2012. The company drilled seven operated wells (6.8 net), five of which were completed and tested, with average five day initial production (“IP”) rates of over 580 boepd per well. These five net wells were tied-in during the first quarter of 2012. Activity during the first quarter also included bringing on stream eight operated wells (7.9 net) previously drilled and completed in the third and fourth quarters of 2011, with average five day IP rates in excess of 640 boepd per well.

Pengrowth had three rigs drilling in the Swan Hills area throughout the first quarter. Management expects that a multi-rig drilling program will continue in the area through the remainder of 2012.

Lindbergh Steam Assisted Gravity Drainage (“SAGD”) Project

The Lindbergh property, located in the Cold Lake area of Alberta, is 100 percent owned and operated by Pengrowth. At December 31, 2011, the Lindbergh lease had Best Estimate Contingent Resources of 296 million barrels of bitumen in the Lloydminster formation. This oil has favorable viscosity characteristics and is in a clean, continuous, high permeability reservoir. Subject to pilot performance and a declaration of commerciality, Lindbergh is expected to provide Pengrowth with the potential to develop a first stage commercial project of 12,500 barrels of oil per day (bopd) and a final project with up to an additional 17,500 bopd with the overall project anticipated to produce up to 30,000 bopd. This is expected to be low cost, low decline, stable oil production, with a 25 year reserve life.

During the quarter, Pengrowth completed construction of the central processing facility, well-pad and surface pipelines at the pilot facility, on time and on budget.

Pengrowth has been injecting steam consistently into two pilot well-pairs during the circulation phase of SAGD operations. This phase entails creating and expanding a steam chamber between injector and producer wells. Plant operations have been steady during the circulation phase to date and the warm-up phase has been progressing as anticipated.

The reservoir is responding to steam injection and production performance so far indicates good oil mobility, straightforward treating and minimal solids production, all of which are encouraging at this early stage.

Performance will be better understood once both well-pairs are converted over to full SAGD operations, with artificial lift (pumps) in place down-hole, which is planned for the second quarter of 2012.

Engineering and design work continued on the planned first commercial stage.

Olds Area

The Olds area is characterized by stacked reservoirs with multi-zone potential. Pengrowth has been exploiting several development opportunities over the past two years in this area, including the development of our liquids-rich Elkton gas play (50 bbls/MMcf) and more recently, the liquids-rich Mannville gas play (90 bbls/MMcf). The condensate content of these liquids ranges from about 20 percent in the Elkton to 50 percent in the Mannville.

The company invested approximately $17 million of capital in the first quarter, drilling 3.7 net wells including a second, 100% owned successful liquids rich Mannville well. The well was tied-in and had a five day IP rate in excess of 560 boepd. Pengrowth also participated in a successful Mannville oil well (net 0.4 well) which tested on swabbing in excess of 400 boepd.

Pengrowth continued with the liquids-rich gas program in the Elkton formation, drilling 1.3 net wells.  Completion, evaluation and tie-ins were underway late in the quarter. A third well was drilling at the end of the quarter and is expected to be completed and tied-in by the middle of the second quarter.

Funds Flow from Operations

Funds flow from operating activities during the first quarter was approximately $114 million ($0.31 per share) compared to $147 million ($0.45 per share) in the first quarter of 2011 and $171 million ($0.50 per share) during the fourth quarter 2011. The declines in funds flow year-over-year and from the fourth quarter 2011 are primarily attributable to weakness in realized natural gas prices, coupled with a decline in realized crude oil prices in the first quarter of 2012 and higher royalties from one time, and prior period adjustments.

Pipeline capacity constraints into major refining hubs in the United States and growing Bakken light oil production in North Dakota resulted in a substantial discount for Canadian crude oil versus the benchmark WTI prices in the quarter, leading to a decline in realized prices for Canadian crude oil. Although, in recent weeks, this discount has narrowed, Canadian crude oil prices continue to trade at a significant discount to WTI prices.

Financial Sustainability

Pengrowth remains committed to ensuring its financial sustainability. The company expects to divest approximately $150 million of non-core, non-cash flowing assets during 2012. Pengrowth’s DRIP is active and shareholders are reinvesting approximately $12.5 million per month of dividends. Pengrowth has $943 million of available credit capacity as at March 31, 2012 under a revolving credit facility and a demand operating facility.

Business Combination with NAL Energy Corporation

As previously announced on March 23, 2012, Pengrowth and NAL have entered into an agreement that provides for the strategic combination of the two companies. This combination is expected to provide Pengrowth with an expanded asset base of high quality, light oil production, with over 100,000 boepd of combined current production. Pro forma, the combined entity would have had 434 million boe of proved plus probable reserves, using Pengrowth and NAL’s year-end 2011 reserves, representing an approximate 12 year reserve life index.

Under the strategic combination, Pengrowth will be the second largest Canadian intermediate producer of oil and gas on a production basis and is expected to have an inventory of over 730 locations across the Swan Hills trend, the central Alberta Cardium and southeast Saskatchewan. The operating scale achieved in these plays should allow Pengrowth greater flexibility to consolidate these areas further, as opportunities present themselves.

Pengrowth’s large inventory of high netback, light oil opportunities in the combined asset base is expected to enable Pengrowth to select the best investment opportunities, create improved capital efficiencies and enhance cash flow. Management expects the transaction to improve Pengrowth’s ability to fund its portfolio of oil-weighted development opportunities, including a potential Lindbergh SAGD commercial project.

Outlook

Following the expected closing of the proposed NAL business combination, Pengrowth’s 2012 capital program is expected to remain at $625 million, including development capital allocated primarily to oil plays such as Swan Hills light oil, Lindbergh SAGD, Cardium light oil in Alberta and  Mississippian light oil in southeast Saskatchewan.

The estimated full year average production of the combined entity is expected to be approximately 86,000 to 89,000 boepd, up from the Pengrowth stand-alone estimate of 74,500 to 76,500 boepd, which assumes seven months of combined production. The company’s exit production estimate is expected to increase from 78,000 boepd to a range of between 96,000 and 100,000 boepd.

Pengrowth has $943 million of available capacity on its credit facilities, with a remaining term of 3.5 years, planned non-core asset dispositions of about $150 million and active dividend reinvestment and hedging programs, leaving the company well positioned to maintain financial flexibility in a challenging commodity price environment.

 “We made significant progress on our long term strategy during the first quarter,” said Derek Evans, Pengrowth’s President and Chief Executive Officer. “Pengrowth’s acquisition of NAL builds a bridge to the start of an exciting new SAGD project at Lindbergh, which we expect to increase our oil reserves and production substantially in the years to come. We think Lindbergh is exactly the right kind of long-life, low-decline asset to support our dividend in the future.”

Annual General Meeting

Pengrowth’s 2012 Annual Meeting of shareholders will be held on May 2, 2012 at 3:00 P.M. Mountain Daylight Time (MDT) in the Glen 206 room of the TELUS Convention Centre located at 120 Ninth Avenue SE, Calgary, Alberta. Information circulars and proxy forms pertaining to this meeting were mailed out to shareholders in late March and are available online at http://www.pengrowth.com/investors/public_filings/.

Special Meeting – Combination with NAL Energy Corporation

Pengrowth’s special meeting of shareholders to consider the previously-announced, strategic business combination with NAL Energy Corporation,  will be held on May 23, 2012 at 4:00 P.M. MDT in the Wildrose North Ballroom at the Sheraton Suites Eau Claire located at 255 Barclay Parade SW,

Calgary, Alberta. Information circulars and proxy forms pertaining to the special meeting of shareholders have been mailed out to shareholders.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s focus is on the development of conventional and unconventional resource-style plays in the Western Canadian Sedimentary Basin. Pengrowth’s projects include the Swan Hills (light oil) play in north-central Alberta, the Olds (light oil/gas) play in south-central Alberta, the Lindbergh (Steam Assisted Gravity Drainage) project in east-central  Alberta and the Bodo (EOR polymer) play in east-central Alberta. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION

Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111

Advisory Regarding Reserves and Production Information

All amounts are stated in Canadian dollars unless otherwise specified. All reserves, reserve life index, and production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before royalties.

Caution Regarding Engineering Terms

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGL or 6,000 cubic feet of natural gas (6 Mcf: 1 bbl).  Barrels of oil equivalent may be misleading, particularly if used in isolation.  A conversion ratio of six Mcf of natural gas to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, given that the value ratio based on the current price of crude oil as compared to the current price of natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

In addition, Pengrowth uses the following frequently-recurring industry terms in this press release: “bbls” refers to barrels, “Mbbls” refers to a thousand barrels, “MMbbls” refers to a million barrels, “Mboe” refers to a thousand barrels of oil equivalent, “MMboe” refers to a million barrels of oil equivalent, “Mcf” refers to thousand cubic feet, “MMcf” refers to million cubic feet, and “Bcf” refers to billion cubic feet.

Caution Regarding Well Test Results and Initial Production (IP) Rates

This news release makes references to well test results and IP rates for certain properties. These rates are not necessarily representative of long-term well performance or ultimate recoveries and are subject to various performance factors including geological formation, duration of test, pressure and production declines.  Some wells will experience immediate and significant declines in production.

Contingent Resource Assessments

Contingent resources are those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Contingent resources are further classified in accordance with the level of certainty associated with the estimates.  Contingent resources do not constitute, and should not be confused with reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. These resource volumes are classified as a resource rather than a reserve because they are contingent upon further reservoir studies, delineation drilling and facility design, preparation of firm development plans, regulatory application approval and company approvals. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of seismic and well control. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well control.

A best estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a fifty percent confidence level.  A low estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a ninety percent confidence level.  A high estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a ten percent confidence level.

For further information in respect of our Lindbergh oil sands reserves, in particular the contingencies and risks associated therewith, please refer to our Annual Information Form for the year ended December 31, 2011 dated February 28, 2012, which is available on our website at www.pengrowth.com and on SEDAR at www.sedar.com.

Caution Regarding Forward Looking Information

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook.  In particular, forward-looking statements in this press release include, but are not limited to, statements with respect to; pro forma production and reserves following the acquisition of NAL, completion of the arrangement with NAL, 2012 production and product mix expectations, expected capital program and focus and allocation of capital expenditures, drilling and completion plans, drilling inventory, anticipated operating costs and general and administrative costs, the tie-in of wells, pilot results and production volumes from the Lindbergh project, the possibility of receiving a mid-year reserves update at Lindbergh, reserve life indices, dividend reinvestment plan participation rates and available credit facilities. Statements relating to reserves are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information contained in this press release are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions; anticipated financial performance; business prospects, strategies; regulatory developments; including in respect of taxation; royalty rates and environmental protection; future capital expenditures and the timing thereof; future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices; future oil and natural gas production levels; future exchange rates and interest rates; the proceeds of anticipated divestitures; the amount of future cash dividends paid by Pengrowth; the cost of expanding our property holdings; our ability to obtain labour and equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms and our ability to add production and reserves through our development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve and resource estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in environmental or other legislation applicable to our operations, and our ability to comply with current and future environmental and other laws and regulations; actions by governmental or regulatory authorities including changes in royalty structures and programs and income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; our ability to access external sources of debt and equity capital, various risks associated with our Lindbergh SAGD project, and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Risk Factors" in our most recent Annual Information Form under the heading “Business Risks” in our most recent year-end Management’s Discussion and Analysis and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of our Canadian public filings are available on SEDAR at www.sedar.com. Our U.S. public filings, including our most recent Form 40-F as supplemented by our filings on form 6-K, are available at www.sec.gov.edgar.shtml.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and we do  not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional Information – Supplemental Non-IFRS Measures

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents supplemental non-IFRS measures, Adjusted Net Income, operating netbacks and Funds Flow from Operations. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-IFRS measures are provided to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis.

These measures should be considered in addition to, and not as a substitute for, net income, funds flow from operating activities and other measures of financial performance and liquidity reported in accordance with IFRS.

Note to US Readers

Current SEC reporting requirements permit oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs.  See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101.  These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States.  We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments).  We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves.  The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.

We include herein estimates of proved, 2P and possible reserves, as well as contingent resources.  The SEC permits, but does not require the inclusion of estimates of probable and possible reserves in filings made with it by United States oil and gas companies.  The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies.